AMERICAS GOLD AND SILVER PARTNERS WITH LOT SIXTEEN TO ADVANCE ENGAGEMENT WITH THE U.S. GOVERNMENT ON ANTIMONY PROCESSING INITIATIVES FOR ITS CURRENTLY PRODUCING ANTIMONY MINE, GALENA

TORONTO, ONTARIO - October 14, 2025 - Americas Gold and Silver Corporation (NYSE American: USAS) (TSX: USA) ("Americas" or the "Company"), currently the only antimony producer in the United States and a growing North American precious metals producer, is pleased to announce it has engaged Lot Sixteen, a D.C.-based government relations and communications firm, to initiate discussions with the U.S. Government regarding support for Americas' antimony production and the construction of a dedicated antimony processing plant in Idaho's Silver Valley. Americas operates the 100%-owned Galena mine complex in the Silver Valley of Idaho where it produces silver-lead-copper-antimony concentrate. Galena is currently the only producing antimony mine in the United States and has been producing antimony for over 80 years.

Figure 1: Location of Americas' Galena mining complex in Idaho's Silver Valley where antimony is currently produced.

To strengthen its engagement with the federal government, the Company has signed an agreement with Lot Sixteen LLC, a consultancy with extensive experience advancing domestic critical minerals projects, advising on natural resource issues, and securing federal funding for its clients. Lot Sixteen will support Americas work to advance antimony processing in Idaho's Silver Valley.

Galena is the only producing antimony mine in the United States. The Company aims to deliver a secure and reliable source of antimony, a federally-recognized critical mineral with key applications in the defense, energy, and manufacturing sectors to the United States Government. Given its significant advantage of current production, Americas is evaluating the potential for construction of a new antimony processing facility to process Galena's current antimony production and, if capacity permits, could accept feed from other sources with the objective of creating a domestic hub for antimony production in the Idaho's Silver Valley.

Paul Andre Huet, Chairman and CEO, commented: "Americas Gold and Silver's Galena Mine in Idaho is already the sole and largest antimony producer in the United States. Our Galena mine has been producing significant amounts of antimony since the 1940's, and our test work this year has clearly reconfirmed the viability of extracting saleable antimony products from tetrahedrite concentrates currently produced.

We are currently underway with the design of a new antimony processing facility for our Galena concentrate and are very pleased to engage Lot Sixteen to assist in our ongoing discussions with the United States Government. With the strong support of government and industry stakeholders, we believe Idaho can become the centerpiece of a resilient domestic supply chain for this critical metal."

About Americas Gold and Silver Corporation

Americas Gold & Silver is a growing precious metals and antimony mining company with multiple assets in North America. In December 2024, Americas increased its ownership in the Galena Complex (Idaho, USA) from 60% to 100% in a transaction with Eric Sprott, solidifying its position as a growing silver and antimony producer. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Eric Sprott is the Company's largest shareholder, holding an approximate 20% interest. Americas has a proven and experienced management team led by Paul Huet, is fully funded to execute its growth plans, and focused on becoming one of the top North American silver and antimony mining companies.

For More Information:

Maxim Kouxenko - Manager, Investor Relations

M: +1 (647) 888-6458

E: ir@americas-gold.com

W: Americas-gold.com

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the ability to achieve production results and maintain conditions for operational results and expectations, the potential for construction of a new antimony processing facility, and the results of engagement with the United States Government, described herein, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; security conditions in the areas where the Company's operations are located (including the Cosalá Operations in Sinaloa, Mexico); fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.